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          Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
          Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following text are prepared remarks used to deliver a presentation to CBOT members on March 21, 2001 that is currently available on the CBOT's intranet sites, MemberNet and On Board.

                         Chairman Nickolas J. Neubauer
                           Member Information Meeting
                                 March 21, 2001


     Thank you for taking the time to attend today's information meeting, either in person or via Membernet. Our members are our most valuable resource and that is why we need to communicate and hear your views.

     Today I am going to make some brief remarks and then introduce our new CEO, David Vitale. After his first few weeks, I am more convinced than ever that he is going to do a great job for the CBOT.

     I have been very busy in the last month, communicating with our customers and members, most recently at the Futures Industry Association meeting last week.

     The feedback I have gotten leads to these remarks today. I want to state some things loudly and clearly because they should be well understood.

I.   Our Relationship with the CBOE.

     Our communication with the CBOE is going very well, and David Vitale has been critical in that. I have great respect for Bill Brodsky and Mark Duffy as leaders of the CBOE and believe that we can resolve our differences by negotiation.

     I want to discuss some of the issues involved because it is important that all CBOT and CBOE members understand them.

     The CBOE has had two major concerns over the last year: mass migration and double dipping. Some of their members felt that our exchange was going to go "all electronic" and that our seats would essentially become CBOE seats, adding 700 people to their floor. Further, they felt that CBOT traders would simply switch their trading to the electronic platform, lease out their seats, and so would "double dip" their membership.

     We have been communicating with CBOE leadership to assure them that these concerns are not valid.

     As you know, our business plan supports both open outcry and electronic platforms. We are here to serve our customers and we will support both platforms fairly in order to provide customer choice. Our proposed restructuring contains "core rights" provisions that guarantee support for open outcry pits as long as they make a "liquid" market.
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     Further, electrifying open outcry is a top priority.  We are spending money to enhance order routing ($8 million this year), organizing user groups and will spend more money in the future.

     The CBOE has been very successful at this and their members should know that we also are supporting open outcry in order to serve our customers. We want to do as well as they have in electronic order routing and handhelds.

     The point is we are not planning, leaning toward or otherwise creating conditions for a mass migration to the CBOE. We need our members here to trade our markets.

     This leads into the so-called "open access", "direct access" and "double dipping" arguments. The concern here is that the CBOT planned to put its products on an electronic platform, with no difference in access for members and customers, so that our members could trade just as they did before and then lease their seats out for use at the CBOE.

     First, let's recognize that open access and direct access are terms that do not apply to this argument. We have member access and customer access and it is these terms that are critical here.

     Most importantly, members have a fee preference which is the critical feature of member access. This is part of our restructured Articles of Incorporation. If a CBOT member leases his seat out, he is a customer who trades at customer rates. He loses this most important privilege of membership.

     Yesterday our Board of Directors approved regulation changes to clarify eligibility for this preference. This will insure that membership remains valuable and should show the CBOE how seriously we view member fee preference.

     Our platforms are "open" to customers -- obviously. We are here because of customer orders and the more, the better. This is the same as on the CBOE floor or on their new electronic platform -- members have "preferential" access, not exclusive access. Why would we want to "exclude" customers from our markets?

     In short, we have member access which is preferential but non-exclusive, and customer access. Both platforms are "open" to members and customers. Membership is valuable for market makers and very frequent traders.

     Another point not well understood is that the electronic platform is now best suited for the spot month in financial futures. Financial futures are generally traded by AM members, not the Full memberships eligible for exercise. Full membership -- the exercise privilege membership -- is generally for agricultural products and clearing requirements. While ags have been traded electronically for some years, no one would say that an ag floor trader has the convenient option of leasing his seat, foregoing the member fee preference, and spreading or scalping, say, corn or beans, electronically.
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"Double dipping" is not a realistic possibility now, nor would it be even if grains were traded electronically during the day.

     In short, I think that as CBOE members fully understand our plans and the realities of our trade, they will recognize that "mass migration" and "double dipping" should not be concerns.

     I truly believe we can resolve our issues by negotiation and that litigation is not appropriate.

II.  CBOT Finances Sound.

     Let me address another area -- our finances. I have been amazed at the number of questions I get on this subject and so I assume that these issues are on the minds of many.

     Let me repeat for the umpteenth time: our finances are sound.

     You will see our 2000 financial statement shortly. It will show that our revenues were up in 2000 by 5% over 1999 -- our revenues, let me say again, were higher in 2000 than in 1999 or 1998.

     We had high one-time expenses in 1999 and 2000 for our a/c/e platform, restructuring, Y2K, contract severance and Chicago Board Brokerage. Those costs are behind us.

     We had a net loss in 2000 of about $10 million but remember that this includes non-cash expenses (depreciation and amortization) of $40 million. That means we generated cash flow of $30 million which was invested mainly in the a/c/e platform and some debt retirement.

     Our 2001 budget only requires us to do 800,000 contracts per day to have a year end cash balance of $20 million. So far we are doing one million per day -- last year we averaged 920,000 per day, so we are doing better than last year's average.

     We do not know what our future daily volumes will be but so far we are doing fine.

     We do know that we have a great manager in David Vitale. In the past we made numerous costly mistakes. From now on, money spent will be spent wisely and show a return.

     Finally, let's compare us with some other exchanges. In 2000 the CME had contract volume of 231 million, about the same as the CBOT. They had a net loss of $5.9 million as they also had high one-time expenses in 2000 for restructuring and technology. Like us, they are gearing for a great future.
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     Deutsche Bourse, the parent of Eurex, recently had an IPO and reported the results for its Derivatives Market Division which operates Eurex. During the first nine months of 2000, this division had earnings before interest and taxes
(EBIT) of about 11 million euros, down from 33 million euros for the comparable period in 1999. (p. 66-67 Deutsche Bourse Offering Circular). Maybe the lack of international accounting standards makes comparisons inexact but it looks like this division had after tax earnings of less than $8 million for the first nine months of 2000.

     I mention these other enterprises to put our finances in perspective. Like them, we have excellent management and are well prepared for a highly successful future. You look at those numbers and tell me why our exchange seems to get all these questions. Our finances are in good shape and we are doing better than budget so far in 2001.

III.  CBOT Supports Its Electronic Platform and A/C/E.

     I want to address one final misconception that I often hear and that is the idea that we are "tilting against" the electronic platform.

     We have spent over $100 million for our electronic platform so that we can offer customers a choice. So far we have not made money on this investment. At 150,000 contracts a day, we are covering our out-of-pocket costs, but there is no investment recovery.

     We are happy with a/c/e and glad its volume is improving. But no one should say that we have neglected providing this choice to our customers or that we are tilting against electronic platforms.

     We have neglected investments in electrifying our open outcry platform and this deficiency we intend to make up. Fortunately, the numbers are much smaller here and will greatly benefit our customers and our members. These are long needed investments we should have made years ago.

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     The most important things our customers, members and the public at large should know about the CBOT today are:

     1.  The CBOT is in good financial shape.

     2.  We have an excellent CEO.

     3. We have a vision for the future and business plan that has unified our membership. We look forward to a restructured, for profit CBOT.

     Now let me introduce David Vitale, who joined us on March 1 and after his remarks we will answer your questions.
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While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a
Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.